EXHIBIT 99.1

Brookfield Infrastructure Completes Unit Split and Creation of Brookfield Infrastructure Corporation

BROOKFIELD, News, March 31, 2020 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure” or “BIP”) (NYSE: BIP; TSX: BIP.UN) and Brookfield Infrastructure Corporation (“BIPC”) (NYSE, TSX: BIPC) today jointly announced that Brookfield Infrastructure has completed the previously announced creation of BIPC.  From an economic and accounting perspective, the transaction was analogous to a unit split as the transaction did not result in any underlying change to aggregate cash flows or net asset value except for the adjustment for the number of units/shares outstanding.

“We are excited to be launching this new offering to investors, providing an alternative way to access our globally diversified portfolio of high-quality infrastructure assets,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “We see many potential benefits in establishing BIPC, including expanding our investor base, broader index inclusion and tax advantages for some investors.”

Each unitholder of record on March 20, 2020 received one (1) class A exchangeable subordinate voting share (the “Share”) of BIPC for every nine (9) BIP units held, or approximately 0.11 Shares for each BIP unit. BIP unitholders now own approximately 32,800,000 Shares, or 70.4% of BIPC’s issued and outstanding Shares, with Brookfield Asset Management Inc. and its affiliates holding 29.6% of the remaining Shares. The Shares have commenced regular-way trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “BIPC”.

For beneficial unitholders who hold their BIP units in an account with a broker or other intermediary, their account will be automatically updated to reflect the receipt of the Shares.

BIP unitholders will receive a cash payment in lieu of any fractional interests in the Shares. Brookfield Infrastructure will use the volume-weighted average trading price of the Shares for the five trading days immediately following the special distribution (March 31 through April 6) to determine the value of the Shares for the purpose of calculating the cash payable in lieu of any fractional interests.

As contemplated in BIPC’s final prospectuses filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission and dated March 12, 2020, BIPC’s board of directors is comprised of the following eight members: Anne Schaumburg (Chair), Jeffrey Blidner, William J. Cox, John Fees, Roslyn Kelly, Daniel Muniz Quintanilla, Derek Pannell and Rajeev Vasudeva. In connection with the completion of the special distribution, John Fees stepped down from the board of directors of BIP’s general partner so that he could serve on the board of directors of BIPC as its initial non-overlapping director to assist BIPC with, among other things, resolving any conflicts of interest that may arise from BIPC’s relationship with Brookfield Infrastructure. For biographical information about BIPC’s directors, please refer to the section entitled “Governance” beginning on page 113 of the final U.S. prospectus and page 111 of the final Canadian prospectus.

Additional Information

Shareholders are encouraged to read the investor materials regarding BIPC which are available on BIPC’s website. Questions regarding the special distribution can be directed to bip.enquiries@brookfield.com. Further details regarding the operations of BIPC are set forth in its regulatory filings. Copies of BIPC’s regulatory filings may be obtained through the website of the SEC at www.sec.gov and on BIPC’s SEDAR profile at www.sedar.com.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), the Bermuda-based Limited Partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), the Canadian Corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $540 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Melissa Low Senior Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “will” and “potential” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding anticipated benefits associated with BIPC such as BIPC’s ability to attract new investors, BIPC’s eligibility for index inclusion and tax advantages relating to BIPC. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure and BIPC are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of BIPC or Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include the fact that there can be no assurance that BIPC will be included in any indices, as well as other risks and factors described in the documents filed by Brookfield Infrastructure with securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and that are described in the U.S. registration statement and Canadian prospectus filed in connection with the distribution of the Shares. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.